  Exhibit 99.1

High Tide to Open First Canna Cabana in Mississauga, Ontario

The Company Enters Ontario's Third-Largest City After Spearheading Efforts to Convince City Council to Opt-Into Cannabis Retail Sales.

CALGARY, AB, Dec. 28, 2023  /CNW/ – High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 5700 Mavis Road, Mississauga, Ontario will begin selling recreational cannabis products and consumption accessories for adult use tomorrow. This opening will mark High Tide's 162nd Canna Cabana branded location in Canada, the 54th in the province of Ontario and the first in Mississauga.

In April 2023, High Tide spearheaded efforts, which resulted in Mississauga's City Council approving a motion to allow legal retail cannabis stores to open within its borders. As the third-largest municipality in Ontario and seventh-largest in Canada, this brand-new market is home to over 800,000 residents and affords an excellent growth opportunity to onboard new ELITE and Cabana Club members. This Canna Cabana is opening right next to the entrance of Heartland Town Centre, a major retail power centre and one of the largest in the province. This store is also within walking distance of an international member-only grocery and retail chain, a major Canadian home improvement and automotive service retailer and other high-traffic big-box retail stores. In addition, the closest legal cannabis retail competitor is over 2 kilometres away.

"We ended 2022 with a flurry of store openings, and I am thrilled that the close of 2023 is much of the same. I have eagerly awaited the opening of our first Mississauga store, which I am confident will be a top performer based on the success we've had elsewhere in the Region of Peel as well as its premier location, which is steps away from Heartland Town Centre and situated among national retail chains. This location is yet another example of our team's relentless dedication to securing the best possible lease opportunities," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"2023 was also a challenging year for many Canadian cannabis retailers, some of whom were forced into CCAA or branched off into other highly regulated markets. Unlike some of these peers, we have remained focused on our core cannabis business while maintaining our focus on operational excellence and retail innovation through our highly successful discount club model catering to over 1.2 million ELITE and Cabana Club members. I look forward to all that 2024 holds for High Tide as we set our sights on further expansion by celebrating another 20 to 30 new store openings, focused on Ontario, Canada's largest province," added Mr. Grover

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 162 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, and our commitment to opening future stores in prime power centre locations, the number of store openings expected in 2024, and the expansion of our discount club model. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: CONTACT INFORMATION : Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 28-DEC-23